Exhibit 99.1

NR 24-02

U.S. SUPREME COURT DENIES VENEZUELA LEAVE TO APPEAL ORDER OF DELAWARE COURT AND GOLD RESERVE DESIGNATED AS ADDITIONAL JUDGEMENT CREDITOR IN DELAWARE SALE PROCESS

SPOKANE, WASHINGTON, January 9, 2024

Gold Reserve Inc. (TSX.V:GRZ) (OTCQX:GDRZF) (Gold Reserve or the Company) is pleased to announce that in separate decisions: (i) the U.S. Supreme Court has denied the request by the Bolivarian Republic of Venezuela (Venezuela) and Petroleos de Venezuela, S.A. (PDVSA) for permission to appeal the order issued on July 7, 2023 by the U.S. Court of Appeals for the Third Circuit that affirmed the decision of the U.S. District Court of Delaware (the Delaware Court) granting the Company a conditional writ of attachment of the shares of PDV Holding, Inc. (PDVH), the indirect parent company of CITGO Petroleum Corp.; and (ii) the Delaware Court has designated the Company and certain other creditors of Venezuela as “Additional Judgment Creditors” for the purposes of the sale process (the Sale Process) currently underway with respect to the proposed auction of the shares of PDVH. These two decisions clear two significant steps for the Company in its efforts to collect its approximately U.S. $1.1 billion judgment (inclusive of interest) that is the subject of the Company’s litigation in Delaware. The Company currently has 99.5 million Class A Common Shares outstanding (107.3 million shares on a fully-diluted basis).

The Delaware Court previously held that the priority of judgments of Additional Judgment Creditors will be based on the date each such creditor filed a motion for a writ of attachment that was subsequently granted. According to a chart filed with the Delaware Court in December 2023 by the Special Master appointed to manage the Sale Process, there are 12 judgments for which writs of attachment have been granted and for which the motions were filed before the Company’s motion. These judgments, according to the Special Master’s chart, represent an aggregate amount of U.S. $5.564 billion, inclusive of interest through August 2023. The Special Master noted that the amounts and priorities set forth in this chart have not yet been endorsed or validated by the Special Master.

The most recent order of the Delaware Court also confirmed that the designation of Gold Reserve and other creditors as Additional Judgment Creditors now sufficiently protects the Sale Process in the event of any settlement with Crystallex International Corp. and/or ConocoPhillips Company because Additional Judgment Creditors have rights under both the order appointing the Special Master for the Sale Process and the order under which the Sale Process is being carried out.

This release has been approved by Rockne J. Timm, CEO of the Company.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and sedarplus.ca.

Gold Reserve Inc. Contact
Jean Charles Potvin
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel: (509) 623-1500
Fax: (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation, including whether the Sale Process will be completed, whether the United States Office of Foreign Asset Control (OFAC) will grant an authorization in connection with any potential sale of PDVH shares and/or whether it changes its decision or guidance regarding the Sale Process, the ability to enforce the writ of attachment granted to Gold Reserve, the timing set for various reports and/or other matters with respect to the Sale Process may not be met, the ability of the Company to otherwise participate in the Sale Process (and related costs associated therewith), the amount, if any, of proceeds associated therewith; the competing claims of certain creditors, the Other Creditors (as detailed in the applicable court documents filed with the Delaware Court) of Venezuela and the Company, including any interest on such creditors’ judgements, any priority afforded thereto, uncertainties with respect to possible settlements between Venezuela and other creditors and the impact of any such settlements on the amount of funds that may be available under the Sale Process, the proceeds from the sale of the PDVH shares may not be sufficient to satisfy the amounts outstanding under the Company’s September 2014 arbitral award and/or corresponding November 15, 2015 U.S. judgement in full and the ramifications of bankruptcy with respect to the Sale Process and/or the Company’s claims, including as a result of the priority of other claims. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Report on Form 20-F and Management’s Discussion & Analysis for the year ended December 31, 2022 and other reports (including Management’s Discussion & Analysis for the period ended September 30, 2023) that have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.